

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





February 25, 2005

Fred B. Green
Bodman LLP
34th Floor
100 Renaissance Center
Detroit, MI 48243

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2005

Re: Caraco Pharmaceutical Laboratories, Ltd.
Incoming letter dated February 9, 2005

Dear Mr. Green:

This is in response to your letter dated February 9, 2005 concerning the shareholder proposals submitted to Caraco by Michael D. Krucker. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael D. Krucker
16834 East Pointe
Roseville, MI 48066

FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056

BODMAN LLP
34TH FLOOR
100 RENAISSANCE CENTER
DETROIT, MICHIGAN 48243
313-393-7579 FAX
313-259-7777

February 9, 2005

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 – Fifth Street NW
Washington, DC 20549

VIA E-MAIL

Re: Proposals Submitted by Michael D. Krucker ("Proponent")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation ("Caraco"). On February 4, 2005, Caraco received a letter dated February 3, 2005 which contained a proposal from Proponent for inclusion in Caraco's 2005 proxy materials in connection with its 2005 annual meeting of shareholders. In addition, on February 8, 2005, we received a copy of an additional proposal from Proponent pursuant to a letter dated February 4, 2005 which we provided to Caraco on February 9, 2005. As of the date of this letter, Caraco has not received at its principal executive offices a copy of the February 4, 2005 letter from Proponent. However, only for purposes of this letter, we are acting as if delivery of the February 4, 2005 letter was properly made. Copies of each proposal are included as Exhibits A and B. Upon receipt of each proposal, Caraco has determined that the procedural requirements set forth in Rule 14a-8(e) of the Securities and Exchange Act of 1934, as amended (the "1934 Act") have not been met. Specifically, Proponent failed to submit each proposal by the December 30, 2004 deadline set forth in Caraco's 2004 proxy statement, as calculated in accordance with Rule 14a-8(e).

The staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Division") has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for the failure to meet the deadline. *See, El Paso Corporation (March 2, 2003) and RF Micro Devices, Inc. (April 12, 2002).* **In the present case, Proponent's proposals were received well after the deadline set forth in Caraco's 2004 proxy statement.**

Accordingly, we believe that each proposal may be excluded from Caraco's proxy materials pursuant to Rule 14a-8(e) because each was not timely submitted.

Caraco expects to file its definitive proxy materials on or about April 30, 2005. Also, Caraco's 2005 annual meeting will not be changed by more than 30 days from the date of the 2004 annual meeting.

On behalf of Caraco, we respectfully notify the staff of the Division and Proponent, to whom we are today sending a copy of this letter, that Caraco intends to omit the proposals from its proxy materials for the reasons set forth above. Caraco respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if Caraco omits the proposals from its 2005 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (313) 392-1056. Please acknowledge receipt of this letter and enclosures. We appreciate your timely attention to this request.

Very truly yours,

Fred B. Green

FBG:vmd

cc: Mr. Jitendra Doshi
Mr. Michael D. Krucker



February 9, 2005

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 – Fifth Street NW
Washington, DC 20549

Re: Statement of Reasons Why Omission of Stockholder Proposal from Michael D. Krucker ("Proponent") is Proper

Dear Sirs:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, Caraco Pharmaceutical Laboratories, Ltd. ("Caraco") hereby sets forth its reasons why it intends to exclude proposals from its proxy materials from Proponent included in this mailing as Exhibits A and B.

The introductory paragraph to Rule 14a-8 notes that in order for a shareholder's proposal to be included in a company's proxy statement, the shareholder must be eligible and follow certain procedures. In particular, Rule 14a-8(e)(2) provides that proposals to be presented at a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Such deadline was December 30, 2004 which was disclosed in Caraco's 2004 proxy statement. Caraco's regularly scheduled 2005 annual meeting will not be changed by more than 30 days from the date of the 2004 annual meeting.

One of Proponent's proposals was included in a letter to Caraco dated February 3, 2005. Such letter was received at our principal executive offices on February 4, 2005. On February 9, 2005, we received from our counsel, a copy of a letter from Proponent dated February 4, 2005 which included an additional proposal. As of the date of this letter, Caraco has not received at its principal executive offices, a copy of the February 4, 2005 letter from Proponent. However, only for purposes of this letter, we are acting as if delivery of the February 4, 2005 letter was properly made.

Accordingly, both proposals are untimely and will, therefore, be properly omitted from Caraco's 2005 proxy statement and form of proxy.

A copy of this letter is being provided to Proponent.

Very truly yours,

Mr. Jitendra Doshi
Chief Executive Officer

cc: Michael D. Krucker

1150 Elijah McCoy Drive • Detroit, Michigan 48202 • 313-871-8400 • Fax: 313-871-8314

EXHIBIT A

Mr. Jitendra Doshi
Chief Executive Officer and Chief Financial Officer
Caraco Pharmaceutical Laboratories
1150 Elijah McCoy Drive
Detroit, Mich. 48202

February 3, 2005

Dear Mr. Doshi:

I believe that the agreement with Sun to develop Caraco's new drugs is harmful to minority shareholders like me. I have been told that these new drugs can be developed for half or less of the costs that we are paying Sun. There is no reason for Sun to get special benefits and payments just because it is a majority share holder.

I am requesting that the Board of Directors terminate or re-negotiate Caraco's agreement with Sun to make it more in line with the open market costs. Contracts are ended and re-negotiated all of the time. am sure that Caraco has ended or changed other agreements and can do this one as well. If the Board of Directors is not willing to do this for minority share holders, I request that this be placed on the proxy for voting by all share holders this year.

I ask that you send a copy of this letter to all Board members and I look forward to hearing back from you as to when this can be resolved to equally protect the interests of minority share holders.

Sincerely,

Michael D. Krucker
Shareholder
16834 East Pointe
Roseville, MI 48066

CC:
Fed Green
Bodman Longley & Dahling LLP
100 Renaissance Center; 34th Floor
Detroit, Mich. 48243

Chairman, Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0213

Mr. Jitendra Doshi
Chief Executive Officer and Chief Financial Officer
Caraco Pharmaceutical Laboratories
1150 Elijah McCoy Drive
Detroit, Mich. 48202

February 3, 2005

Dear Mr. Doshi:

I believe that the agreement with Sun to develop Caraco's new drugs is harmful to minority shareholders like me. I have been told that these new drugs can be developed for half or less of the cost that we are paying Sun. There is no reason for Sun to get special benefits and payments just because it is a majority share holder.

I am requesting that the Board of Directors terminate or re-negotiate Caraco's agreement with Sun to make it more in line with the open market costs. Contracts are ended and re-negotiated all of the time. I am sure that Caraco has ended or changed other agreements and can do this one as well. If the Board of Directors is not willing to do this for minority share holders, I request that this be placed on the proxy for voting by all share holders this year.

I ask that you send a copy of this letter to all Board members and I look forward to hearing back from you as to when this can be resolved to equally protect the interests of minority share holders.

Sincerely,



Michael D. Krucker
Shareholder
16834 East Pointe
Roseville, MI 48066

CC:
Fed Green
Bodman Longley & Dahling LLP
100 Renaissance Center; 34th Floor
Detroit, Mich. 48243

Chairman, Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0213

Mr. Jitendra Doshi
Chief Executive Officer and Chief Financial Officer
Caraco Pharmaceutical Laboratories
1150 Elijah McCoy Drive
Detroit, Mich. 48202

February 4, 2005

Dear Mr. Doshi:

I appreciate your assistance with my earlier letter requesting that our company terminate or re-negotiate the agreement with Sun to develop new drugs. I have one more suggestion for Board and/or share holder consideration. It seems to me that we should move from the American Stock Exchange to the Nasdaq Stock Exchange. This would benefit minority share holders by increasing visibility and improving liquidity. I believe the cost of moving to the Nasdaq Stock Exchange is nominal compared with the long term benefits.

Therefore, I am requesting that the Board of Directors approve a move from the Amex Stock Exchange to the Nasdaq Stock Exchange and that it if the Board of Directors is not willing to take this positive step for minority share holders that this be placed on the proxy for voting by all share holders this year.

I ask that you send a copy of this letter to all Board members and I look forward to hearing back from you as to when this can be resolved to equally protect the interests of minority share holders.

Sincerely,

Michael D. Krucker
Shareholder
16834 East Pointe
Roseville, MI 48066

CC:
Fed Green
Bodman Longley & Dahling LLP
100 Renaissance Center; 34th Floor
Detroit, Mich. 48243

Chairman, Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0213

Mr. Jitendra Doshi
Chief Executive Officer and Chief Financial Officer
Caraco Pharmaceutical Laboratories
1150 Elijah McCoy Drive
Detroit, Mich. 48202

February 4, 2005

Dear Mr. Doshi:

I appreciate your assistance with my earlier letter requesting that our company terminate or re-negotiate the agreement with Sun to develop new drugs. I have one more suggestion for Board and/or share holder consideration. It seems to me that we should move from the American Stock Exchange to the Nasdaq Stock Exchange. This would benefit minority share holders by increasing visibility and improving liquidity. I believe the cost of moving to the Nasdaq Stock Exchange is nominal compared with the long term benefits.

Therefore, I am requesting that the Board of Directors approve a move from the Amex Stock Exchange to the Nasdaq Stock Exchange and that if the Board of Directors is not willing to take this positive step for minority share holders that this be placed on the proxy for voting by all share holders this year.

I ask that you send a copy of this letter to all Board members and I look forward to hearing back from you as to when this can be resolved to equally protect the interests of minority share holders.

Sincerely,



Michael D. Krucker
Shareholder
16834 East Pointe
Roseville, MI 48066

CC:
Fred Green
Bodman Longley & Dahling LLP
100 Renaissance Center; 34th Floor
Detroit, Mich. 48243

Chairman, Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0213

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caraco Pharmaceutical Laboratories, Ltd.
Incoming letter dated February 9, 2005

The proposals relate to an agreement and Nasdaq.

There appears to be some basis for your view that Caraco may exclude the proposals under rule 14a-8(e)(2) because Caraco received them after the deadline for submitting proposals. We note in particular your representation that Caraco received the proposals after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Caraco omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Mark F. Vilardo
Special Counsel